SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

November 2, 2006

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

06018206

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

SUPPL

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated November 2, 2006 (Notice Concerning the Results of Repurchase of Shares through ToSTNeT-2)

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

November 2, 2006

Sumitomo Metal Industries, Ltd.

Notice Concerning the Results of Repurchase of Shares through ToSTNeT-2

Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") has repurchased its shares as described in the notice concerning repurchase of shares issued on November 1, 2006, and hereby provides the following notice of the results of the repurchase:

1. Class of shares repurchased:	Common stock of Sumitomo Metals
2. Aggregate number of shares repurchased:	159,900,000 shares
3. Repurchase price:	JPY 438 per share
4. Aggregate repurchase price:	JPY 70,036,200,000
5. Date of repurchase:	November 2, 2006
6. Method of repurchase:	Purchase through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2; closing price orders)

Reference:

Matters resolved at the meeting of the Board of Directors held on October 31, 2006:

(1) Class of shares to be repurchased:	Common stock of Sumitomo Metals
(2) Aggregate number of shares to be repurchased:	Up to 160 million shares
(3) Aggregate repurchase price:	Up to 75 billion yen
(4) Period of repurchase:	From November 1, 2006 to June 22, 2007

Status of repurchase as of November 2, 2006:

(1) Aggregate number of shares repurchased:	159,900,000 shares
(2) Aggregate repurchase price:	JPY 70,036,200,000

SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

November 1, 2006

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated November 1, 2006 (Notice Concerning Repurchase of Shares through ToSTNeT-2 Closing Price Orders on Tokyo Stock Exchange)

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

November 1, 2006

Sumitomo Metal Industries, Ltd.

Notice Concerning Repurchase of Shares through ToSTNeT-2 Closing Price Orders on Tokyo Stock Exchange

Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") has determined the method for repurchasing its shares pursuant to the provisions of its Articles of Incorporation established under Article 459, Section 1 of the Corporation Law, and hereby provides the following notice:

1. Method of Repurchase

Sumitomo Metals will place purchase orders for its shares through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2; closing price orders) at 8:45 a.m. on November 2, 2006 at JPY 438, the closing price on November 1, 2006. The trading method and time will not be subject to change. The purchase orders will be placed at the specified trading time only.

2. Details of Repurchase

(1) Class of shares to be repurchased: Common stock of Sumitomo Metals

(2) Aggregate number of shares to be repurchased: 160,000,000 shares

Note 1: The above number of shares will not be subject to change. However, it is possible that all or a portion of the specified number of shares may not be repurchased due to market conditions or other factors.

Note 2: The shares for which orders to sell are placed will be repurchased up to the number of shares specified to be repurchased.

3. Publication of the Results of the Repurchase

The results of the repurchase will be announced after the conclusion of the 8:45 a.m. trading session on November 2, 2006.

Reference:

Matters resolved at the meeting of the Board of Directors held on October 31, 2006:

(1) Class of shares to be repurchased: Common stock of Sumitomo Metals

(2) Aggregate number of shares

to be repurchased:	Up to 160 million shares
(3) Aggregate repurchase price:	Up to 75 billion yen
(4) Period of repurchase:	From November 1, 2006 to June 22, 2007

Status of repurchase as of November 1, 2006:

(1) Aggregate number of shares repurchased:	0 shares
(2) Aggregate repurchase price:	JPY 0